UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol Adjusts its 2016 Investment Plan

•	The adjustments to Ecopetrol’s 2016 Investment Plan are part of the measures taken by Ecopetrol to navigate the low crude oil price environment, ensure capital discipline and focus on cash generation and the financial sustainability of the Ecopetrol Group.
•	In 2016, the capital expenditures will be between US$3.0 and US$3.4 billion.
•	With this level of investment, the Ecopetrol Group expects to produce approximately 715 thousand barrels of petroleum equivalent per day during 2016.
•	The Ecopetrol Group will focus its investments on the most profitable exploration and production opportunities and on completing the transportation and refinery projects currently under way.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) reports that in light of the current low crude oil price environment, and with the aim of protecting the Company’s cash flow and financial sustainability, its Board of Directors approved an adjustment to the 2016 Investment Plan, from US$4.8 billion, as approved on December 2015, to a range between US$3.0 and US$3.4 billion.

2016 is a year of transition for the Ecopetrol Group, during which investments will be made to finish transportation projects and complete the start up the new Cartagena Refinery. Starting in 2017, the Company will dedicate a larger portion of its investments to the exploration and production segments.

In exploration and production, resources will be allocated to the development of principal fields and the assessment of exploratory findings. 93% of funds will be invested in Colombia and the rest overseas.

Investments by segment are as follows:

2016 Investment Plan of Ecopetrol S.A., Affiliates and Subsidiaries Figures (in US$ millions)
Total	3,000
Business areas	2,966
Exploration	282
Production	1,116
Transportation	433
Refining and Petrochemicals	1,135
Other	34

The resources required for the investment plan will be obtained from internal cash generation, divestment of non-strategic assets and financing. Financing needs for 2016 remain within the range of US$1.5 billion and US$1.9 billion for the Ecopetrol Group.

Bogota, April 26, 2016

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

Date: April 26, 2016